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                                                                    EXHIBIT 9(h)


                          SUB-ADMINISTRATION AGREEMENT

                                 JANUARY 2, 1998

SMITH BARNEY MUTUAL FUNDS MANAGEMENT INC.
388 GREENWICH STREET
NEW YORK, NEW YORK  10013

Dear Sirs:

                  Salomon Brothers Asset Management Inc ("SBAM"), a corporation organized under the laws of the State of Delaware, confirms its agreement with Smith Barney Mutual Funds Management Inc. ("Smith Barney") with respect to Salomon Brothers Small Cap Growth Fund (the "Fund"), an investment portfolio of Salomon Brothers Series Funds Inc (the "Company"), as follows:

                  1.  APPOINTMENT; INVESTMENT DESCRIPTION

                  The Company employs SBAM as administrator with respect to the Fund pursuant to an Administration Agreement dated as of January 2, 1998 (the "Administration Agreement"). Pursuant to Section 1 of the Administration Agreement, SBAM may delegate some or all of its duties and obligations thereunder to third parties, provided that such persons remain under the general supervision of SBAM. SBAM desires to delegate all of its duties and obligations under the Administration Agreement to Smith Barney, and SBAM hereby appoints Smith Barney as sub-administrator with respect to the Fund. Smith Barney accepts this appointment and agrees to furnish services to the Fund as described herein for the compensation set forth below, it being understood that Smith Barney shall at all times remain under the general supervision of SBAM with respect to its duties to be performed hereunder.

                  The Fund desires to employ its capital by investing and reinvesting in investments of the kind and in accordance with the limitations specified in the Articles of Incorporation of the Company, as amended from time to time, in its Prospectus and Statement of Additional Information as from time to time in effect, and in such manner and to the extent as may from time to time be approved by the Board of Directors of the Company. Copies of the Fund's Prospectus, Statement of Additional Information and the Articles of Incorporation of the Company have been submitted to Smith Barney.

                  2.  SERVICES AS ADMINISTRATOR

                  Subject to the supervision and direction of the Board of Directors of the Company and SBAM, Smith Barney will (a) assist in supervising all aspects of the Fund's operations except those performed by SBAM under its investment advisory agreement with respect to the Fund; (b) supply the Fund with office facilities (which may be Smith Barney's own offices) for providing its services under this Agreement, statistical and research data, data




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processing services, clerical, accounting and bookkeeping services, including but not limited to, the calculation of the net asset value of shares of the Fund, the calculation of applicable contingent deferred sales charges and similar fees and charges, the calculation of distribution fees, internal auditing and legal services, internal executive and administrative services, and stationary and office supplies; and (c) prepare Board materials, reports to the shareholders of the Fund, tax returns and reports to and filings with the Securities and Exchange Commission and state blue sky authorities.

                  3.  COMPENSATION

                  In consideration of services rendered pursuant to this Agreement, SBAM will pay Smith Barney on the first business day of each month a fee for the previous month at an annual rate of 0.05% of the Fund's average daily net assets. Upon any termination of this Agreement before the end of any month, the fee for such part of the month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to Smith Barney, the value of the Fund's net assets shall be computed at the times and in the manner specified in the Prospectus and Statement of Additional Information as from time to time in effect.

                  4.  EXPENSES

                  Smith Barney will bear all expenses in connection with the performance of its services under this Agreement. The Fund will bear certain other expenses to be incurred in its operation, including: taxes, interest, brokerage fees and commissions, if any; fees of Directors of the Company who are not officers, directors, or employees of Salomon Brothers Inc, Smith Barney Inc. or SBAM; Securities and Exchange Commission fees and state blue sky qualification fees; charges of custodians and transfer and dividend disbursing agents; the Fund's and Board members' proportionate share of insurance premiums, professional association dues and/or assessments; outside auditing and legal expenses; costs of maintenance of corporate existence; costs attributable to investor services, including without limitation, telephone and personnel expenses; costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders; costs of shareholders' reports and meetings, and meetings of the officers or Board of Directors of the Company; and any extraordinary expenses.

                  5.  STANDARD OF CARE

                  Smith Barney shall exercise its best judgment in rendering the services listed in paragraph 2 above. Smith Barney shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates provided that nothing in this Agreement shall be deemed to protect or purport to protect Smith Barney against liability to the Fund or to its shareholders to which Smith Barney would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of Smith Barney's reckless disregard of its obligations and duties under this Agreement.




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                  6.  TERM OF AGREEMENT

                  This Agreement shall continue in effect for so long as the Administration Agreement remains in effect between SBAM and the Company. This Agreement is terminable by either party, without penalty, on 60 days' written notice to the other.

                  7.  SERVICE TO OTHER COMPANIES OR ACCOUNTS

                  SBAM understands that Smith Barney now acts, will continue to act and may act in the future as administrator to one or more other investment companies, and SBAM has no objection to Smith Barney's so acting. SBAM understands that the persons employed by Smith Barney to assist in the performance of Smith Barney's duties hereunder will not devote their full time to such service and nothing contained herein shall be deemed to limit or restrict the right of Smith Barney or any affiliate of Smith Barney to engage in and devote time and attention to other businesses or to render services of whatever kind or nature.

                                  [End of Text]




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                  If the foregoing is in accordance with your understanding, kindly indicate your acceptance hereof by signing and returning to us the enclosed copy hereof.

                                       Very truly yours,

                                       Salomon Brothers Asset Management Inc

                                       By:_____________________
                                          Title:



Accepted:

Smith Barney Mutual Funds Management Inc.

By:_______________________
   Title:

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